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Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

February 3, 2023

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	China Natural Resources, Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed December 30, 2022
File No. 333-268454

Dear Ms. Packebusch:

On behalf of China Natural Resources, Inc., a British Virgin Islands company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated January 11, 2023 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Amendment No. 1 to Registration Statement on Form F-3 (the “Amended Form F-3”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Amended Form F-3.

Liz Packebusch

February 3, 2023

Amendment No. 1 to Registration Statement on Form F-3 filed December 30, 2022

Cover Page

1.	Your discussion of limitations on cash transfers appears to be limited to the PRC. Please revise to also discuss limitations applicable to Hong Kong, given that certain of the entities in your corporate structure are formed under Hong Kong law. Please make consistent revisions on page 5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 5 accordingly.

ENFORCEABILITY OF CIVIL LIABILITIES, page 43

2.	We note your response to prior comment 8, including revised disclosure stating that all of your directors are located outside the United States in Hong Kong, and all of your assets and officers are located outside the United States in the PRC. Please revise to clarify where Mr. Wong Wah On Edward is located, given that he is both your Chairman of the Board of Directors and your President and Chief Executive Officer.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 accordingly.

General

3.	Consistent with your December 30, 2022 response to the comment relating to your Form 20-F for the fiscal year ended December 30, 2021, please revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 3 accordingly.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.

Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.

David A. Sirignano, Esq, Morgan, Lewis & Bockius LLP